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Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2003

CONVERIUM HOLDING AG

(Translation of registrant’s name into English)

Baarerstrasse 8
CH-6300 Zug
Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   Not Applicable

SIGNATURES

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONVERIUM HOLDING AG

By:	/s/ Dirk Lohmann Name: Dirk Lohmann Title: CFO

By:	/s/ Christian Felderer Name: Christian Felderer Title: Group General Counsel

Date: July 14, 2003

Government of Singapore adjusts its holding in Converium shares from 4.98% to 5.08%

Disclosure of shareholdings pursuant to Art. 20 SESTA:
Converium Holding Ltd hereby informs that Government of Singapore, Investment Corporation Pte Ltd (GIC), 168 Robinson Road #37-01, in Singapore 068912, has increased its holding from 1,992,411 registered shares in Converium Holding Ltd, Zug, to 2,034,563 registered shares with 2,034,563 votes. This corresponds to an increase from 4.98% to 5.08% of Converium’s registered shares with voting rights.

Disclosed share holdings in Converium Holding Ltd, Zug
To-date the following interests have been previously notified to Converium Holding Ltd, Zug:

•	Fidelity International Limited (“Fidelity”), Hamilton/Bermuda: 9.87% (date of notification April 28, 2003)

•	Deutsche Bank AG, Frankfurt: 7.96% (date of notification May 26, 2003)

•	Wellington Management Company (“Wellington”), LLP, Boston/Massachusetts, U.S.A.: 7.68% (date of notification January 11, 2002)

•	Government of Singapore (GIC), Singapore: 5.08%, (date of notification July 11, 2003)

Fidelity is an investment advisor, which provides investment advisory and management services to a number of non-U.S. investment companies or instrument trusts and certain institutional investors. Deutsche Bank AG as a group holds Converium shares for own accounts and on behalf of various of its international subsidiaries for own account trading and asset management purposes. Wellington is an investment advisor and portfolio manager having voting authority for 47 investment advisory clients, none of which has an individual shareholding in excess of 5%. GIC Government of Singapore Investment Corporation Pte Ltd (,,GIC”) is a private company, wholly owned by the Government of Singapore and acts as a global asset manager.

Zug, July 14, 2003

For further information:

Michael Schiendorfer Media Relations Manager michael.Schiendorfer@converium.com +41 (0)1 639 96 57	Zuzana Drozd Head of Investor Relations zuzana.drozd@converium.com +41 (0)1 639 91 20

www.converium.com